Exhibit 99.1

1Q22 RESULTS

Monterrey, Mexico, May 2, 2022 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the first quarter of 2022.

•	FEMSA’s Total Consolidated Revenues grew 18.6% against 1Q21, and 27.3% against 1Q19.

•	Proximity EBITDA margin expanded 130 basis points year-on-year to reach 13.3%, 130 bps above the 1Q20 pre-COVID-19 margin and the highest-ever for a first quarter.

•	Health EBITDA margin increased 150 bps compared to 1Q21 to reach 10.7%, also a record for a first quarter.

•	Logistics and Distribution achieved 12.2% organic[1] total revenue growth compared to 1Q21.

•	Spin by OXXO reached 2.0 million users (over 63% active2), while OXXO Premia surpassed 8.5 million loyalty users (over 65% active2), and a 6% tender[3].

•	Coca-Cola FEMSA’s total volume grew 10.1%, driven by volume growth across all its geographies.

Financial Summary for the First Quarter 2022

Information includes figures in millions of Ps. and variations as change vs. comparable period

	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	1Q22	% var. vs. 1Q21	1Q22	% var. vs. 1Q21	1Q22	% var. vs. 1Q21	% var. vs. 1Q21
FEMSA Consolidated	147,636	18.6%	54,469	17.1%	11,892	24.9%
Proximity	49,918	15.0%	20,492	17.9%	3,727	54.6%	12.7%
Fuel	10,894	27.7%	1,341	24.2%	377	81.3%	18.5%
Health	18,657	5.1%	5,450	7.5%	1,067	31.7%	3.5%
Logistics& Distribution	16,032	48.3%	3,678	56.3%	738	101.1%
Coca-Cola FEMSA	51,195	14.6%	22,602	13.5%	6,844	16.0%

Daniel Rodríguez Cofré, FEMSA’s Chief Executive Officer, commented:

“We had a strong first quarter across the company. We were able to carry the momentum that began to build at the end of last year, reflecting the combination of successful growth strategies and an improving demand environment in most markets, coupled with leaner and more efficient operations that are generating powerful leverage. At Proximity, we recorded the highest-ever margins for a first quarter at the gross, operating and EBITDA levels, while Health achieved record operating and EBITDA margins for a comparable period. The Fuel business is not yet back to pre-pandemic levels, but it finally saw a meaningful improvement in its demand environment, recording good growth across its income statement. And our Digital efforts continued to advance in customer acquisition, with Spin by OXXO reaching 2 million users and OXXO Premia exceeding 8.5 million users.

For their part, our Logistics and Distribution operations also had a good quarter, as we continued to see an improvement in facility occupancy trends in the United States, as well as solid numbers in our Latin American logistics platform. And Coca-Cola FEMSA delivered another strong set of results in a challenging environment, realizing double-digit growth in consolidated volume, revenues, gross profit, operating income and EBITDA.

Certainly, we need to stay vigilant regarding inflation and supply-chain pressures across markets, as well as the continued evolution of pandemic-related developments. But all in all, we remain optimistic about our opportunity set and our ability to go after it.”

[1]	Excludes the effects of significant mergers and acquisitions in the last twelve months.
[2]	Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.
Active User for OXXO Premia: User that has transacted at least once with OXXO Premia within the last 90 days.
[3]	Tender: Accumulated sales with OXXO Premia redemption or accrual / Total OXXO Sales.

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

1Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	1Q22	1Q21	Var.		Org.
Revenues	147,636	124,474	18.6%		15.2%
Income from Operations	11,892	9,525	24.9%		22.2%
Income from Operations Margin (%)	8.1	7.7	40	bps
Operative Cash Flow (EBITDA)	19,694	16,975	16.0%		14.4%
Operative Cash Flow (EBITDA) Margin (%)	13.3	13.6	(30	)bps
Net Income	5,848	6,260	(6.6)%

Consolidated Net Debt

Amounts expressed in millions of Mexican Pesos (Ps.)

As of March 31, 2022	Ps.	US$[3]
Cash	93,222	4,682
Short-term debt	5,420	272
Long-term debt[4]	174,858	8,782
Net debt[4]	87,056	4,372

Total revenues increased 18.6% in 1Q22 compared to 1Q21, driven by growth across our business units. On an organic1 basis, total revenues increased 15.2%.

Gross profit increased 17.1%. Gross margin decreased 50 basis points, mainly driven by a margin contraction at Coca-Cola FEMSA and FEMSA’s Fuel operations, partially offset by margin expansions at Proximity and Health, as well as in Logistics & Distribution.

Income from operations increased 24.9%. On an organic1 basis, income from operations increased 22.2%. Consolidated operating margin increased 40 basis points to 8.1% of total revenues, reflecting margin expansion across our business units.

Our effective income tax rate was 31.2% in 1Q22 compared to 33.0% in 1Q21. Our income tax was Ps. 2,022 million in 1Q22.

Net consolidated income was Ps. 5,848 million, reflecting: i) higher income from operations; ii) an increase in our participation in associates’ results, which mainly reflects the improved results of our investment in Heineken relative to 1Q21; and iii) a decrease in net interest expenses. This was offset by a non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso, which represented a negative swing of Ps. 3,057 million, during the quarter.

Net majority income was Ps. 1.11 per FEMSA Unit2 and US$0.56 per FEMSA ADS.

Capital expenditures amounted to Ps. 6,092 million, driven by the reactivation of ongoing investment activities at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2022 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for March 31, 2022 was 19.9110 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt. Excludes long-term leases.

May 2, 2022 | Page 1

PROXIMITY

1Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	1Q22	1Q21	Var.
Same-store sales (thousands of Ps.)	766.8	680.2	12.7%
Revenues	49,918	43,418	15.0%
Income from Operations	3,727	2,411	54.6%
Income from Operations Margin (%)	7.5	5.6	190	bps
Operative Cash Flow (EBITDA)	6,630	5,196	27.6%
Operative Cash Flow (EBITDA) Margin (%)	13.3	12.0	130	bps

Net Openings Vs. comparable quarter	Store Base Last-twelve-months (LTM)	Same-Store Sales In thousands of Ps.	EBITDA In millions of Ps.

Total revenues increased 15.0% in 1Q22 compared to 1Q21, reflecting a 12.7% average same-store sales increase, driven by 10.7% growth in average customer ticket and an increase of 1.8% in store traffic. These figures reflect the strong performance of the gathering consumer occasion, including beer, snacks and spirits, as well as the sustained recovery of mobility-driven occasions. During the quarter OXXO’s store base expanded by 69 units to reach 794 total net new store openings for the last twelve months, sequentially following a very productive 4Q21 that saw the new-store pipeline partially depleted. This does not include stores from our acquisition of OK Market in Chile. As of March 31, 2022, the Proximity Division had a total of 20,500 OXXO stores.

Gross profit reached 41.1% of total revenues, reflecting more dynamic commercial income activity and promotional programs with our key supplier partners.

Income from operations amounted to 7.5% of total revenues, driven by higher operating leverage. Operating expenses increased 12.0% to Ps. 16,765 million, below revenues, reflecting enduring expense efficiencies and tight expense control, partially offset by our continuing initiative to gradually shift from commission-based store teams to employee-based teams.

Grupo Nós1

Total Revenues for the period grew 179% year-over-year, reaching R$96.2 million2. This figure reflects the successful evolution and expansion of the OXXO and Shell Select value propositions, as well as the addition of 164 net new stores for the last twelve months. As of March 31, 2022, the store network of Grupo Nós included 1,351 stores in Brazil, including 100 company-owned and operated OXXO stores.

1 OXXO’s non-consolidated joint-venture with Raízen in Brazil.

2 The exchange rate published by the Federal Reserve Bank of New York for March 31, 2022, was 4.7264 BRL per USD.

May 2, 2022 | Page 2

FUEL

1Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	1Q22	1Q21	Var.
Same-station sales (thousands of Ps.)	6,045.3	5,102.0	18.5%
Revenues	10,894	8,535	27.7%
Income from Operations	377	208	81.3%
Income from Operations Margin (%)	3.5	2.4	110	bps
Operative Cash Flow (EBITDA)	649	434	49.5%
Operative Cash Flow (EBITDA) Margin (%)	6.0	5.1	90	bps

Net Openings Vs. comparable quarter	Service Station Base Last-twelve-months (LTM)	Same-Station Sales In thousands of Ps.	EBITDA In millions of Ps.

Total revenues increased 27.7% in 1Q22 compared to 1Q21, reflecting a 18.5% average same-station sales increase, driven by 9.6% growth in average volume and 8.1% increase in the average price per liter, as well as growth in our institutional and wholesale customer network, coupled with an undemanding comparison base affected by reduced vehicle mobility in connection with the COVID-19 pandemic in 1Q21. During the quarter, OXXO Gas added 2 stations, reaching a total of 569 points of sale as of March 31, 2022. This figure reflects the addition of 8 total net new stations for the last twelve months.

Gross profit reached 12.3% of total revenues.

Income from operations amounted to 3.5% of total revenues. Operating expenses increased 10.6% to Ps. 964 million, below revenues, reflecting tight expense control and positive operating leverage.

May 2, 2022 | Page 3

HEALTH

1Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	1Q22	1Q21	Var.
Same-store sales (thousands of Ps.)	1,343.0	1,298.1	3.5%
Revenues	18,657	17,750	5.1%
Income from Operations	1,067	810	31.7%
Income from Operations Margin (%)	5.7	4.6	110	bps
Operative Cash Flow (EBITDA)	2,000	1,634	22.4%
Operative Cash Flow (EBITDA) Margin (%)	10.7	9.2	150	bps

Net Openings Vs. comparable quarter	Store Base Last-twelve-months (LTM)	Same-Store Sales In thousands of Ps.	EBITDA In millions of Ps.

Total revenues increased 5.1% in 1Q22 compared to 1Q21, mainly reflecting a strong consumer environment in Chile, coupled with positive trends in our Mexican and Colombian operations, partially offset by a negative currency translation effect related to the depreciation of the Chilean and Colombian pesos relative to the Mexican peso, and the growth of our franchised store network in Ecuador. During the quarter, the Health store base expanded by 66 units reaching a total of 3,718 points of sale across its territories as of March 31, 2022. This figure reflects the addition of 313 net new store openings for the last twelve months. Same-store sales for drugstores increased an average of 3.5%, reflecting the revenue drivers described above. On a currency-neutral1 basis, total revenues increased 12.5% while same-store sales increased by 9.5%.

Gross profit represented 29.2% of total revenues, reflecting improved efficiency and more effective collaboration and execution with key supplier partners across our operations.

Income from operations amounted to 5.7% of total revenues. Operating expenses increased 2.9% to Ps. 4,383 million, below revenue growth, reflecting tight expense control and efficiency gains across our operations.

1 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

May 2, 2022 | Page 4

LOGISTICS AND DISTRIBUTION

1Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	1Q22	1Q21	Var.		Org.
Revenues	16,032	10,809	48.3%		12.2%
Income from Operations	738	367	101.1%		42.6%
Income from Operations Margin (%)	4.6	3.4	120	bps
Operative Cash Flow (EBITDA)	1,340	964	39.0%		15.2%
Operative Cash Flow (EBITDA) Margin (%)	8.4	8.9	(50	)bps

Revenues In millions of Ps.	EBITDA In millions of Ps.

Total revenues increased 48.3% in 1Q22 compared to 1Q21. On an organic1 basis, total revenues increased 12.2%, reflecting better trends in several categories in the United States, particularly facility supplies distribution as occupancy and attendance rates improve in the office sector, coupled with strong growth of our warehouse management operations in Latin America.

Gross profit represented 22.9% of total revenues, reflecting a positive mix effect driven by the strong growth of our United States operations which have a higher structural gross margin level.

Income from operations represented 4.6% of total revenues. Operating expenses increased 48.0% to Ps. 2,940 million, reflecting: i) expenses related to the acquisition and gradual integration of 10 companies by this segment during the last twelve months; and ii) increased transportation and labor costs. This was partially offset by greater efficiencies and positive operating leverage across our platform.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

May 2, 2022 | Page 5

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting coca-colafemsa.com.

RECENT DEVELOPMENTS

•	On February 28, 2022, FEMSA announced that it had successfully closed the acquisition of OK Market, a small-format proximity store chain in Chile, after receiving the necessary regulatory approvals. The transaction adds 131 locations to FEMSA’s existing Proximity footprint in this important market, to reach a total of 258 locations.

With this transaction, FEMSA increases its commitment as a proximity store operator in Chile, improving its scale and ability to better serve its Chilean consumers.

•	On March 20, 2022, FEMSA through Envoy Solutions completed the acquisition of ATRA Janitorial Supply Co., Inc. in the United States, which recorded sales for approximately US$16 million per year prior to their acquisition.

•	On April 8, 2022, FEMSA held its Annual Shareholders’ Meeting (the “Shareholders’ Meeting”), during which the shareholders approved the consolidated financial statements for the year ended December 31, 2021, the 2021 CEO’s annual report and the opinion of the Board of Directors for the fiscal year 2021.

The Shareholders’ Meeting declared and approved the payment of a cash dividend of Ps. 0.7085 per each Series "D" share and Ps. 0.5660 per each Series "B" share, which amounts to Ps. 3.4000 per "BD" Unit (BMV: FEMSAUBD) or Ps. 34.0000 per ADS (NYSE: FMX), and Ps. 2.8300 per "B" Unit (BMV: FEMSAUB), to be paid in two equal installments, payable on May 5, 2022 and November 7, 2022.

The Shareholders’ Meeting also elected the members of the board of directors and the members of each of the Audit Committee, the Corporate Practices and Nomination Committee and the Operations and Strategy Committee of the Board for 2022. The list of the elected directors can be found in the following link: https://femsa.gcs-web.com/corporate-governance/responsible-corporate-governance

The shareholders’ meeting also approved Ps. 17,000 million as the maximum amount that could be used for the Company’s share repurchase program during 2022, and up until the next Annual Shareholders’ Meeting is held, the same amount as that approved during 2021 for this purpose.

•	On April 12, 2022, FEMSA announced that Envoy Solutions (“Envoy”), FEMSA’s specialized distribution subsidiary in the United States, reached an agreement to acquire Sigma Supply of North America Inc. (“Sigma Supply”), an independent specialized distribution company based in Hot Springs, Arkansas.

This transaction represents another important step in FEMSA’s strategic path to build a leading national distribution platform in the United States. Sigma Supply will add significant capabilities in packaging materials distribution, solutions and services, and it will expand Envoy’s footprint to include the key state of Texas while enhancing its presence across the South to the Mid-Atlantic region. Sigma Supply operates 18 distribution centers, and this transaction will expand Envoy’s distribution network to include almost 70 facilities covering 34 states. Sigma Supply’s revenues were approximately US$370 million in 2021.

The transaction is subject to customary closing conditions and approvals and is expected to close during the second quarter of 2022.

May 2, 2022 | Page 6

CONFERENCE CALL INFORMATION

Our First Quarter 2022 Conference Call will be held on: Monday, May 2, 2022, 9:00 AM Eastern Time (8:00 AM Mexico City Time). The conference call will be webcast live through streaming audio.

Telephone:	Toll Free US:	(800) 289 0720
	International:	+1 (323) 701 0160

Webcast:	https://edge.media-server.com/mmc/p/uewbjd5w

Conference ID:	1668252

If you are unable to participate live, the conference call audio will be available on Quarterly Results | FEMSA (gcs-web.com).

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, and OXXO Gas, a chain of retail service stations; through a Health Division, which includes drugstores and related activities; and through FEMSA’s Digital Division, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on March 31, 2022, which was 19.9110 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Eight pages of tables and Coca-Cola FEMSA’s press release to follow

May 2, 2022 | Page 7

FEMSA Consolidated – Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2022	% of rev.	2021	% of rev.	% Var.	% Org.(A)
Total revenues	147,636	100.0	124,474	100.0	18.6	15.2
Cost of sales	93,167	63.1	77,940	62.6	19.5
Gross profit	54,469	36.9	46,534	37.4	17.1
Administrative expenses	7,294	4.9	5,831	4.7	25.1
Selling expenses	35,272	23.9	30,886	24.8	14.2
Other operating expenses (income), net (1)	11	-	292	0.2	(96.2)
Income from operations (2)	11,892	8.1	9,525	7.7	24.9	22.2
Other non-operating expenses (income)	(129)		(439)		(70.6)
Interest expense	3,940		3,835		2.7
Interest income	737		260		183.5
Interest expense, net	3,203		3,575		(10.4)
Foreign exchange loss (gain)	1,533		(1,524)		N.S.
Other financial expenses (income), net	801		(152)		N.S.
Financing expenses, net	5,537		1,899		191.6
Income before income tax and participation in associates results	6,484		8,065		(19.6)
Income tax	2,022		2,659		(24.0)
Participation in associates results (3)	1,386		854		62.3
(Loss) Consolidated net income	5,848		6,260		(6.6)
Net majority income	3,987		4,566		(12.7)
Net minority income	1,861		1,694		9.9

Operative Cash Flow & CAPEX	2022	% of rev.	2021	% of rev.	% Inc.	% Org.(A)
Income from operations	11,892	8.1	9,525	7.7	24.9	22.2
Depreciation	6,470	4.4	6,205	5.0	4.3
Amortization & other non-cash charges	1,332	0.8	1,245	0.9	7.0
Operative cash flow (EBITDA)	19,694	13.3	16,975	13.6	16.0	14.4
CAPEX (4)	6,092		3,353		81.7

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken’s and Raizen convenience store results, net.

(4)At the end of the year, effectively paid CAPEX is equivalent to Ps. 5,552M.

May 2, 2022 | Page 8

FEMSA Consolidated – Balance Sheet

Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Mar-22	Dec-21	% Var.
Cash and cash equivalents	93,222	97,407	(4.3)
Investments	23,742	24,415	(2.8)
Accounts receivable	34,085	33,898	0.6
Inventories	52,787	50,896	3.7
Other current assets	26,124	24,102	8.4
Total current assets	229,960	230,718	(0.3)
Investments in shares	105,207	107,299	(1.9)
Property, plant and equipment, net	118,871	115,147	3.2
Right of use	58,575	56,994	2.8
Intangible assets (1)	165,232	158,138	4.5
Other assets	66,616	69,204	(3.7)
TOTAL ASSETS	744,461	737,500	0.9

LIABILITIES & STOCKHOLDERS’ EQUITY	Mar-22	Dec-21	% Var.
Bank loans	2,009	2,003	0.3
Current maturities of long-term debt	3,411	2,637	29.4
Interest payable	1,742	1,968	(11.5)
Current maturities of long-term leases	7,524	7,306	3.0
Operating liabilities	128,289	122,809	4.5
Total current liabilities	142,975	136,723	4.6
Long-term debt (2)	174,858	179,857	(2.8)
Long-term leases	56,862	55,048	3.3
Laboral obligations	7,711	7,600	1.5
Other liabilities	27,461	23,155	18.6
Total liabilities	409,867	402,383	1.9
Total stockholders’ equity	334,594	335,117	(0.2)
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	744,461	737,500	0.9

	As of March 31, 2022
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	38.2%	7.6%
U.S. Dollars	28.9%	3.1%
Euros	22.4%	1.1%
Colombian pesos	0.9%	6.6%
Argentine pesos	0.2%	41.0%
Brazilian reais	7.8%	10.0%
Chilean pesos	0.7%	4.8%
Uruguayan Pesos	0.7%	6.6%
Guatemalan Quetzal	0.0%	6.3%
Total debt	100.0%	5.1%

Fixed rate (2)	87.4%
Variable rate (2)	12.6%

DEBT MATURITY PROFILE	2022	2023	2024	2025	2026	2027+
% of Total Debt	2.4%	6.3%	1.5%	1.1%	1.7%	86.9%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

May 2, 2022 | Page 9

Proximity – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2022	% of rev.	2021	% of rev.	% Var.
Total revenues	49,918	100.0	43,418	100.0	15.0
Cost of sales	29,426	58.9	26,044	60.0	13.0
Gross profit	20,492	41.1	17,374	40.0	17.9
Administrative expenses	1,306	2.6	1,226	2.8	6.5
Selling expenses	15,413	30.9	13,666	31.4	12.8
Other operating expenses (income), net	46	0.1	71	0.2	(35.2)
Income from operations	3,727	7.5	2,411	5.6	54.6
Depreciation	2,666	5.3	2,569	5.9	3.8
Amortization & other non-cash charges	237	0.5	216	0.5	9.7
Operative cash flow (EBITDA)	6,630	13.3	5,196	12.0	27.6
CAPEX	1,752		1,308		33.9

Information of OXXO Stores
Total stores	20,500		19,706		4.0
Stores Mexico	20,172		19,438		3.8
Stores South America	328		268		22.4

Net new convenience stores:
vs. Last quarter	69		140		(50.7)
Year-to-date	69		140		(50.7)
Last-twelve-months	794		108		635.2

Same-store data: (1)
Sales (thousands of pesos)	766.8		680.2		12.7
Traffic (thousands of transactions)	16.4		16.1		1.8
Ticket (pesos)	46.7		42.1		10.7

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

May 2, 2022 | Page 10

Fuel – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2022	% of rev.	2021	% of rev.	% Var.
Total revenues	10,894	100.0	8,535	100.0	27.7
Cost of sales	9,553	87.7	7,455	87.3	28.2
Gross profit	1,341	12.3	1,080	12.7	24.2
Administrative expenses	33	0.3	63	0.7	(47.6)
Selling expenses	933	8.5	817	9.7	14.2
Other operating expenses (income), net	(2)	-	(8)	(0.1)	(75.0)
Income from operations	377	3.5	208	2.4	81.3
Depreciation	262	2.4	229	2.7	14.4
Amortization & other non-cash charges	10	0.1	(3)	-	N.S.
Operative cash flow (EBITDA)	649	6.0	434	5.1	49.5
CAPEX	36		87		(58.0)

Information of OXXO GAS Service Stations
Total service stations	569		561		1.4
Net new service stores:
vs. Last quarter	2		3		(33.3)
Year-to-date	2		3		(33.3)
Last-twelve-months	8		11		(27.3)

Volume (millions of liters) total stations	563		474		18.8

Same-stations data: (1)
Sales (thousands of pesos)	6,045.3		5,102.0		18.5
Volume (thousands of liters)	310.2		283.1		9.6
Average price per liter	19.5		18.0		8.1

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

May 2, 2022 | Page 11

Health – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2022	% of rev.	2021	% of rev.	% Var.
Total revenues	18,657	100.0	17,750	100.0	5.1
Cost of sales	13,207	70.8	12,681	71.4	4.1
Gross profit	5,450	29.2	5,069	28.6	7.5
Administrative expenses	762	4.1	736	4.1	3.5
Selling expenses	3,615	19.4	3,515	19.9	2.8
Other operating expenses (income), net	6	-	8	-	(25.0)
Income from operations	1,067	5.7	810	4.6	31.7
Depreciation	729	3.9	703	4.0	3.7
Amortization & other non-cash charges	204	1.1	121	0.6	68.6
Operative cash flow (EBITDA)	2,000	10.7	1,634	9.2	22.4
CAPEX	1,020		254		N.S.

Information of Stores
Total stores	3,718		3,405		9.2
Stores Mexico	1,447		1,348		7.3
Stores South America	2,271		2,057		10.4

Net new stores:
vs. Last quarter	66		37		78.4
Year-to-date	66		37		78.4
Last-twelve-months	313		209		49.8

Same-store data: (1)
Sales (thousands of pesos)	1,343.0		1,298.1		3.5

(1) Monthly average information per store, considering same stores with more than twelve months of all the operations of the Health Division.

May 2, 2022 | Page 12

Logistics and Distribution – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2022	% of rev.	2021	% of rev.	% Var.	% Org.(A)
Total revenues	16,032	100.0	10,809	100.0	48.3	12.2
Cost of sales	12,354	77.1	8,456	78.2	46.1
Gross profit	3,678	22.9	2,353	21.8	56.3
Administrative expenses	1,354	8.4	1,123	10.4	20.6
Selling expenses	1,589	9.9	849	7.9	87.2
Other operating expenses (income), net	(3)	-	14	0.1	(121.4)
Income from operations	738	4.6	367	3.4	101.1	42.6
Depreciation	396	2.5	410	3.8	(3.4)
Amortization & other non-cash charges	206	1.3	187	1.7	10.2
Operative cash flow (EBITDA)	1,340	8.4	964	8.9	39.0	15.2
CAPEX	296		195		51.8

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

May 2, 2022 | Page 13

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2022	% of rev.	2021	% of rev.	% Var.	% Org.(A)
Total revenues	51,195	100.0	44,690	100.0	14.6	13.7
Cost of sales	28,593	55.9	24,768	55.4	15.4
Gross profit	22,602	44.1	19,922	44.6	13.5
Administrative expenses	2,458	4.8	1,811	4.1	35.7
Selling expenses	13,299	25.9	11,982	26.8	11.0
Operating equity method	21	-	(16)	-	N.S.
Other operating expenses (income)	22	-	212	0.5	(89.6)
Other operating expenses (income), net	1	-	230	0.5	(99.6)
Income from operations	6,844	13.4	5,899	13.2	16.0	15.5
Depreciation	2,349	4.6	2,236	5.0	5.1
Amortization & other non-cash charges	635	1.2	672	1.5	(5.6)
Operative cash flow (EBITDA)	9,827	19.2	8,807	19.7	11.6	11.0
CAPEX	3,102		1,459		112.6

Sales Volumes
(Millions of unit cases)
Mexico and Central America	494.0	56.0	471.3	58.9	4.8
South America	136.7	15.5	120.6	15.1	13.4
Brazil	250.9	28.5	208.7	26.1	20.2
Total	881.6	100.0	800.7	100.0	10.1

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

May 2, 2022 | Page 14

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	1Q 2022	LTM (1) Mar-22	Mar-22		Mar-21
			Per USD	Per MXN	Per USD	Per MXN
Mexico	1.39%	7.29%	19.99	1.0000	20.60	1.0000
Colombia	3.32%	8.01%	3,748.15	0.0053	3,736.91	0.0055
Brazil	1.11%	10.60%	4.74	4.2201	5.70	3.6166
Argentina	9.73%	50.70%	111.01	0.1801	92.00	0.2240
Chile	1.49%	8.33%	787.16	0.0254	732.11	0.0281
Euro Zone	1.63%	6.53%	0.90	22.1028	0.85	24.1698

(1) LTM = Last twelve months.

May 2, 2022 | Page 15

Coca-Cola FEMSA Announces First Quarter 2022 Results

Mexico City, April 28, 2022, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2022.

FIRST QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes increased 10.1% as compared to the first quarter of 2021. This increase was driven mainly by double-digit volume increases in Brazil, Uruguay, Colombia and Central America, coupled with volume growth in the rest of our territories. Volumes of the recently acquired territory in Brazil were consolidated as of February 1, 2022. On a comparable basis, our volume increased 9.3%.

•	Total revenues increased 14.6%, while comparable revenues increased 13.4%, driven mainly by volume growth, pricing initiatives, favorable price-mix effects, and favorable currency translation effects. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil.

•	Operating income increased 16.0%, while comparable operating income increased 13.9%. Our solid top-line, favorable raw material hedging strategies, coupled with operating expense efficiencies, were partially offset by higher PET and sweetener costs.

•	Majority net income decreased 8.3%, driven mainly by non-cash effects, a loss in the market value of financial instruments and a foreign exchange loss.

•	Earnings per share[1] were Ps. 0.17 (Earnings per unit were Ps. 1.38 and per ADS were Ps. 13.77).

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS

Change vs. same period of last year

		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q22	1Q22	1Q22	1Q22
As Reported	Consolidated	14.6%	13.5%	16.0%	(8.3)%
	Mexico & Central America	11.4%	7.1%	13.5%
	South America	19.0%	25.5%	23.2%

Comparable (2)	Consolidated	13.4%	12.8%	13.9%
	Mexico & Central America	11.4%	7.2%	13.6%
	South America	16.1%	23.5%	14.9%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“Against the backdrop of what is still a volatile environment, we are building on last year’s positive momentum to deliver a solid start of the year. For the quarter, our consolidated revenues increased 14.6% while our operating income increased by 16.0%. In Mexico and Central America, our top-line grew double digits while we managed to mitigate margin pressures by generating savings and operating expense efficiencies. In South America, a very solid performance across our territories was especially evident by the strong volume growth achieved in Brazil and Colombia, where volumes increased 20.2% and 18.8%, respectively. On the profitability front, despite increases in raw material costs and the challenging supply chain environment affecting industries worldwide, we were able to mitigate pressures.

As we continue progressing, our positive momentum shows that we are executing and delivering against our strategic agenda. Looking forward, we will continue working in building a consumer-centric multi-category portfolio, accelerate the rollout of our omnichannel platforms, fostering an agile, people-centric culture and continue to place sustainability at the center of everything we do.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

(2)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q22 Results	Page 16 of 30
April 28, 2022

RECENT DEVELOPMENTS

•	On March 28, 2022, Coca-Cola FEMSA held its Annual Ordinary General Shareholders’ Meeting, during which its shareholders approved among other things, the Company’s consolidated financial statements for the year ended December 31, 2021, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2021 and the appointment or reelection of the members of the Board of Directors, the Planning and Finance, Audit and Corporate Practices Committees for 2022. The shareholders’ meeting approved the payment of a cash dividend of Ps. 0.67875 per share, (equivalent to Ps. 5.43 per unit) to be paid in two installments; the first installment for the amount of Ps. 0.339375 as of May 3, 2022 and the second installment for the amount of Ps. 0.339375 as of November 3, 2022 for all outstanding shares on the payment date.

•	Coca-Cola FEMSA released its 2021 integrated report entitled, “Re-Evolution” the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

•	On April 19, 2022, Coca-Cola FEMSA announced that its subsidiary Spal Indústria Brasileira de Bebidas S.A. and the Coca Cola System in Brazil, have signed an agreement to distribute Campari Group’s products in the country. This distribution will provide for strategically defined actions for each state or region, especially with respect to portfolio

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q22 Results	Page 17 of 30
April 28, 2022

CONSOLIDATED FIRST QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2022	1Q 2021	Δ%	Δ%
Total revenues	51,195	44,690	14.6%	13.4%
Gross profit	22,602	19,922	13.5%	12.8%
Operating income	6,844	5,899	16.0%	13.9%
Operating cash flow (2)	9,827	8,807	11.6%	10.4%

Volume increased 10.1% to 881.6 million unit cases, driven mainly by double-digit volume increases in Brazil, Uruguay, Colombia, and Central America, coupled with volume growth in the rest of our territories. Volumes of the recently acquired territory in Brazil were consolidated as of February 1, 2022. On a comparable basis, our volume would have increased 9.3%.

Total revenues increased 14.6% to Ps. 51,195 million. This increase was driven mainly by volume growth, our pricing initiatives, favorable currency translation effects, and favorable price-mix effects. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil. On a comparable basis, excluding M&A and currency translation effects, total revenues would have increased 13.4%.

Gross profit increased 13.5% to Ps. 22,602 million, and gross margin decreased 50 basis points to 44.1%. This gross profit increase was driven mainly by our top-line growth and favorable hedging initiatives, coupled with the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil. These effects were offset by higher raw material costs, mainly PET and sweeteners, across our territories. On a comparable basis, gross profit would have increased 12.8%.

Operating income increased 16.0% to Ps. 6,844 million, and operating margin increased 20 basis points to 13.4%. This expansion was driven mainly by a solid top-line performance, coupled with operating expense efficiencies and an operating foreign exchange gain. These effects were partially offset by the increase raw material prices, mainly PET and sweeteners. On a comparable basis, operating income would have increased 13.9%.

(1)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q22 Results	Page 18 of 30
April 28, 2022

Comprehensive financing result recorded an expense of Ps. 2,194 million, compared to an expense of Ps. 1,131 million in the same period of 2021. This increase was driven mainly by a loss in financial instruments of Ps. 936 million, driven mainly by a market value loss recognized during this quarter as compared to a loss of Ps. 8 million recorded during the same period of 2021.

In addition, we recognized a foreign exchange loss of Ps. 165 million as compared to a gain of Ps. 14 million in the same period of 2021, as our net cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso and the Brazilian Real during the quarter. Moreover, we recognized a lower gain in monetary position in inflationary subsidiaries during the first quarter of 2022 as compared to the same period of the previous year.

These effects were partially offset by a reduction in interest expense, net, as compared to the same period of 2021, as we recognized an increase in our interest income related to an increase in interest rates in Mexico and Brazil.

Income tax as a percentage of income before taxes was 29.5% as compared to 34.7% during the same period of the previous year. This decrease was driven mainly by adjustments to deferred taxes that were recognized during 2021.

Net income attributable to equity holders of the company was Ps. 2,894 million as compared to Ps. 3,156 million during the same period of the previous year. This decrease was driven mainly by non-cash effects that affected our comprehensive financial result. Earnings per share1 were Ps. 0.17 (Earnings per unit were Ps. 1.38, and per ADS were Ps. 13.77).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 1Q22 Results	Page 19 of 30
April 28, 2022

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2022	1Q 2021	Δ%	Δ%
Total revenues	28,935	25,980	11.4%	11.4%
Gross profit	14,007	13,072	7.1%	7.2%
Operating income	4,950	4,362	13.5%	13.6%
Operating cash flow (2)	6,722	6,163	9.1%	9.1%

Volume increased 4.8%, driven by a double-digit volume increase in Panama, Costa Rica, and Nicaragua, coupled with a solid volume performance in Guatemala and Mexico.

Total revenues increased 11.4% to Ps. 28,935 million, driven mainly by our pricing initiatives across the division, favorable price-mix effects, and volume growth in all of our territories. On a comparable basis, total revenues would have also increased 11.4%.

Gross profit increased 7.1% to Ps. 14,007 million, and gross margin contracted 190 basis points to 48.4%. This margin decrease was driven mainly by an increase in raw material costs such as PET and sweeteners, which was partially offset by our raw material hedging strategies. On a comparable basis, gross profit would have increased 7.2%.

Operating income increased 13.5% to Ps. 4,950 million in the first quarter of 2022, and operating margin expanded 30 basis points to 17.1% during the period, driven mainly by operating expense efficiencies and an operating foreign exchange gain. These effects were partially offset by an increase in raw material prices. On a comparable basis, operating income would have increased 13.6%.

(1)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q22 Results	Page 20 of 30
April 28, 2022

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2022	1Q 2021	Δ%	Δ%
Total revenues	22,261	18,710	19.0%	16.1%
Gross profit	8,595	6,850	25.5%	23.5%
Operating income	1,894	1,537	23.2%	14.9%
Operating cash flow (2)	3,105	2,645	17.4%	13.3%

Volume increased 17.7%, driven mainly by a 20.2% volume increase in Brazil and an 18.8% increase in Colombia, coupled with a solid volume performance in Uruguay and Argentina. Volumes of the recently acquired territory in Brazil were consolidated as of February 1, 2022. On a comparable basis, our volume for the division would have increased 15.7%.

Total revenues increased 19.0% to Ps. 22,261 million, driven mainly by our pricing initiatives, volume growth, favorable price-mix effects, and favorable currency translation effects. This increase was partially offset by a reduction in beer revenues as a result of the transition of our beer portfolio in Brazil. On a comparable basis, total revenues would have increased 16.1%.

Gross profit increased 25.5% to Ps. 8,595 million, and gross margin expanded 200 basis points to 38.6%. This increase was driven mainly by favorable price-mix effects, our raw material hedging strategies, and lower concentrate costs in Brazil related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone. This increase was partially offset by increases in raw material costs such as PET and sweeteners. On a comparable basis, gross profit would have increased 23.5%.

Operating income increased 23.2% to Ps. 1,894 million in the first quarter of 2022, resulting in a margin expansion of 30 basis points to 8.5%. This increase was driven mainly by higher gross profit and an increase in operating leverage resulting from volume growth and operating expense efficiencies. These effects were partially offset by the transition of our beer portfolio in Brazil, higher freight and labor costs and an unfavorable currency translation effect from most of our operating currencies in the division. On a comparable basis, operating income would have increased 14.9%.

(1)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q22 Results	Page 21 of 30
April 28, 2022

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 1Q22 Results	Page 22 of 30
April 28, 2022

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q22 Results	Page 23 of 30
April 28, 2022

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the First Quarter of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,205.3		4,375.0		19.0%	18.1%
Volume (million unit cases)	881.6		800.7		10.1%	9.3%
Average price per unit case	56.52		50.84		11.2%
Net revenues	51,078		44,518		14.7%
Other operating revenues	118		173		-31.8%
Total revenues (2)	51,195	100.0%	44,690	100.0%	14.6%	13.4%
Cost of goods sold	28,593	55.9%	24,768	55.4%	15.4%
Gross profit	22,602	44.1%	19,922	44.6%	13.5%	12.8%
Operating expenses	15,757	30.8%	13,793	30.9%	14.2%
Other operative expenses, net	22	0.0%	212	0.5%	-89.7%
Operative equity method (gain) loss in associates(3)	(21)	0.0%	18	0.0%	NA
Operating income (5)	6,844	13.4%	5,899	13.2%	16.0%	13.9%
Other non operative expenses, net	180	0.4%	4	0.0%	NA
Non Operative equity method (gain) loss in associates (4)	(3)	0.0%	(2)	0.0%	101.6%
Interest expense	1,645		1,471		11.8%
Interest income	405		163		148.9%
Interest expense, net	1,240		1,308		-5.2%
Foreign exchange loss (gain)	165		(14)		NA
Loss (gain) on monetary position in inflationary subsidiaries	(147)		(171)		-13.9%
Market value (gain) loss on financial instruments	936		8		NA
Comprehensive financing result	2,194		1,131		93.9%
Income before taxes	4,474		4,766		-6.1%
Income taxes	1,321		1,660		-20.4%
Consolidated net income	3,153		3,106		1.5%
Net income attributable to equity holders of the company	2,894	5.7%	3,156	7.1%	-8.3%
Non-controlling interest	259	0.5%	(49)	-0.1%	NA

Coca-Cola FEMSA Reports 1Q22 Results	Page 24 of 30
April 28, 2022

Operating Cash Flow & CAPEX	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	6,844	13.4%	5,899	13.2%	16.0%
Depreciation	2,349		2,236		5.0%
Amortization and other operative non-cash charges	635		672		-5.6%
Operating cash flow (5)(6)	9,827	19.2%	8,807	19.7%	11.6%	10.4%
CAPEX(8)	3,102		1,459		112.7%

(1)            Except volume and average price per unit case figures.

(2)            Please refer to page 12 for revenue breakdown.

(3)            Includes equity method in Jugos del Valle, Leao Alimentos, and Estrella Azul for 2020, among others.

(4)            Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)            The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)            Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)          Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)            For the first quarter of 2022 total CAPEX effectively paid was Ps. 3,942 million pesos.

Coca-Cola FEMSA Reports 1Q22 Results	Page 25 of 30
April 28, 2022

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,648.3		2,383.9		11.1%	11.1%
Volume (million unit cases)	494.0		471.3		4.8%	4.8%
Average price per unit case	58.55		55.11		6.2%
Net revenues	28,927		25,973
Other operating revenues	8		7
Total Revenues (2)	28,935	100.0%	25,980	100.0%	11.4%	11.4%
Cost of goods sold	14,928	51.6%	12,908	49.7%
Gross profit	14,007	48.4%	13,072	50.3%	7.1%	7.2%
Operating expenses	9,105	31.5%	8,572	33.0%
Other operative expenses, net	(2)	0.0%	189	0.7%
Operative equity method (gain) loss in associates (3)	(46)	-0.2%	(51)	-0.2%
Operating income (4)	4,950	17.1%	4,362	16.8%	13.5%	13.6%
Depreciation, amortization & other operating non-cash charges	1,773	6.1%	1,801	6.9%
Operating cash flow (4)(5)	6,722	23.2%	6,163	23.7%	9.1%	9.1%

(1)            Except volume and average price per unite case figures.

(2)            Please refer to page 12 for revenue breakdown.

(3)            Includes equity method in Jugos del Valle and Estrella Azul for 2020, among others.

(4)            The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)            Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)            Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,556.9		1,991.1		28.4%	26.6%
Volume (million unit cases)	387.6		329.4		17.7%	15.7%
Average price per unit case	53.92		44.72		20.6%
Net revenues	22,151		18,544
Other operating revenues	110		166
Total Revenues (2)	22,261	100.0%	18,710	100.0%	19.0%	16.1%
Cost of goods sold	13,665	61.4%	11,861	63.4%
Gross profit	8,595	38.6%	6,850	36.6%	25.5%	23.5%
Operating expenses	6,652	29.9%	5,221	27.9%
Other operative expenses, net	24	0.1%	23	0.1%
Operative equity method (gain) loss in associates (3)	26	0.1%	68	0.4%
Operating income (4)	1,894	8.5%	1,537	8.2%	23.2%	14.9%
Depreciation, amortization & other operating non-cash charges	1,211	5.4%	1,107	5.9%
Operating cash flow (4)(5)	3,105	13.9%	2,645	14.1%	17.4%	13.3%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 12 for revenue breakdown.

(3)	Includes equity method in Leao Alimentos and Verde Campo, among others.

(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q22 Results	Page 26 of 30
April 28, 2022

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

	Mar-22	Dec-21	% Var.
Assets
Current Assets
Cash, cash equivalents and marketable
securities	49,443	47,248	5%
Total accounts receivable	11,701	13,014	-10%
Inventories	13,546	11,960	13%
Other current assets	9,294	8,142	14%
Total current assets	83,984	80,364	5%
Non-Current Assets
Property, plant and equipment	119,594	113,827	5%
Accumulated depreciation	(54,141)	(51,644)	5%
Total property, plant and equipment, net	65,454	62,183	5%
Right of use assets	1,551	1,472	5%
Investment in shares	7,681	7,494	3%
Intangible assets and other assets	108,189	102,174	6%
Other non-current assets	17,001	17,880	-5%
Total Assets	283,859	271,567	5%

	Mar-22	Dec-21	% Var.
Liabilities & Equity
Current Liabilities
Short-term bank loans and notes payable	3,101	2,453	26%
Suppliers	23,876	22,745	5%
Short-term leasing Liabilities	645	614	5%
Other current liabilities	33,055	20,409	62%
Total current liabilities	60,677	46,221	31%
Non-Current Liabilities
Long-term bank loans and notes payable	81,389	83,329	-2%
Long Term Leasing Liabilities	946	891	6%
Other long-term liabilities	17,447	13,554	29%
Total liabilities	160,459	143,995	11%
Equity
Non-controlling interest	7,035	6,022	17%
Total controlling interest	116,365	121,550	-4%
Total equity	123,400	127,572	-3%
Total Liabilities and Equity	283,859	271,567	5%

Coca-Cola FEMSA Reports 1Q22 Results	Page 27 of 30
April 28, 2022

	March 31, 2022
	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Debt Mix
Currency
Mexican Pesos	52.7%	8.3%	7.6%
U.S. Dollars	26.7%	21.8%	2.7%
Colombian Pesos	1.8%	0.0%	7.0%
Brazilian Reals	16.8%	72.5%	10.0%
Uruguayan Pesos	1.6%	0.0%	6.6%
Argentine Pesos	0.5%	0.0%	41.0%
Total Debt	100%	20.0%	6.8%

(1) After giving effect to cross- currency swaps.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Debt Maturity Profile

	1Q 2022	FY 2021	Δ%
Financial Ratios
Net debt including effect of hedges (1)(3)	34,246	35,243	-2.8%
Net debt including effect of hedges / Operating cash flow (1)(3)	0.86	0.91
Operating cash flow/ Interest expense, net (1)	7.93	7.39
Capitalization (2)	41.2%	40.7%

(1) Net debt = total debt - cash

(2) Total debt / (long-term debt + shareholders' equity)

(3)  After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 1Q22 Results	Page 28 of 30
April 28, 2022

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume

	1Q 2022					1Q 2021					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	301.9	21.3	67.5	32.7	423.5	296.1	17.9	65.9	28.3	408.2	3.7%
Guatemala	30.6	1.1	-	1.9	33.7	28.7	0.9	-	1.4	30.9	8.9%
CAM South	29.8	1.9	0.2	4.9	36.9	26.9	1.5	0.1	3.7	32.2	14.5%
Mexico and Central America	362.4	24.4	67.7	39.5	494.0	351.6	20.3	66.0	33.3	471.3	4.8%
Colombia	62.1	7.7	3.1	7.4	80.4	54.2	5.3	3.9	4.2	67.7	18.8%
Brazil (3)	206.7	17.1	2.4	24.6	250.9	181.2	11.4	2.2	13.9	208.7	20.2%
Argentina	35.8	4.1	1.2	3.9	44.9	34.2	3.0	1.8	3.6	42.6	5.4%
Uruguay	9.4	1.7	-	0.3	11.4	8.9	1.3	-	0.2	10.3	10.7%
South America	314.1	30.6	6.7	36.3	387.6	278.4	21.0	7.9	22.0	329.4	17.7%
TOTAL	676.4	55.0	74.4	75.8	881.6	630.0	41.3	74.0	55.3	800.7	10.1%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	1Q 2022				1Q 2021				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,698.6	154.3	237.6	2,090.4	1,590.3	131.5	193.6	1,915.4	9.1%
Guatemala	238.5	11.7	19.5	269.7	216.3	9.2	13.6	239.2	12.8%
CAM South	220.4	12.7	55.1	288.2	183.5	9.9	36.0	229.4	25.6%
Mexico and Central America	2,157.5	178.6	312.2	2,648.3	1,990.1	150.6	243.2	2,383.9	11.1%
Colombia	429.7	82.6	81.5	593.9	348.8	57.8	36.5	443.1	34.0%
Brazil (3)	1,303.8	146.8	222.8	1,673.4	1,064.0	96.2	141.8	1,301.9	28.5%
Argentina	178.7	25.1	29.8	233.5	155.5	17.7	25.0	198.1	17.8%
Uruguay	47.1	6.3	2.8	56.2	41.2	4.8	1.9	47.9	17.3%
South America	1,959.3	260.8	336.9	2,556.9	1,609.4	176.4	205.2	1,991.1	28.4%
TOTAL	4,116.8	439.4	649.1	5,205.3	3,599.6	327.0	448.4	4,375.0	19.0%

Revenues

	1Q 2022	1Q 2021	Δ %
Expressed in million Mexican Pesos
Mexico	23,222	21,047	10.3%
Guatemala	2,775	2,449	13.3%
CAM South	2,938	2,484	18.3%
Mexico and Central America	28,935	25,980	11.4%
Colombia	4,276	3,285	30.2%
Brazil (4)	14,388	12,802	12.4%
Argentina	2,672	1,854	44.1%
Uruguay	925	770	20.2%
South America	22,261	18,710	19.0%
TOTAL	51,195	44,690	14.6%

(3)	Volume and transactions in Brazil do not include beer
(4)	Brazil includes beer revenues of Ps.1,250.2 million for the first quarter of 2022 and Ps.3,814.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q22 Results	Page 29 of 30
April 28, 2022

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	1Q22
México	7.29%	1.39%
Colombia	8.01%	3.32%
Brasil	10.60%	1.11%
Argentina	50.70%	9.73%
Costa Rica	4.38%	1.49%
Panama	3.54%	1.16%
Guatemala	3.13%	1.05%
Nicaragua	7.89%	1.91%
Uruguay	8.78%	1.89%

(1)	Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)
	1Q22	1Q21	Δ%
México	20.52	20.32	1.0%
Colombia	3,914.87	3,554.66	10.1%
Brasil	5.23	5.47	-4.4%
Argentina	106.58	88.57	20.3%
Costa Rica	647.10	614.65	5.3%
Panamá	1.00	1.00	0.0%
Guatemala	7.70	7.75	-0.7%
Nicaragua	35.61	34.91	2.0%
Uruguay	43.31	43.09	0.5%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-22	Mar-21	Δ%	Ene-22	Ene-21	Δ%
México	19.99	20.60	-3.0%	20.74	20.27	2.3%
Colombia	3,748.15	3,736.91	0.3%	3,982.60	3,559.46	11.9%
Brasil	4.74	5.70	-16.8%	5.36	5.48	-2.2%
Argentina	111.01	92.00	20.7%	105.02	87.33	20.3%
Costa Rica	667.10	615.81	8.3%	646.20	616.16	4.9%
Panamá	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.68	7.71	-0.4%	7.69	7.79	-1.2%
Nicaragua	35.69	34.99	2.0%	35.58	34.88	2.0%
Uruguay	41.12	44.19	-7.0%	44.15	42.28	4.4%

(2)	Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q22 Results	Page 30 of 30
April 28, 2022